Exhibit 4.3

English Language Summary

Credit Agreement, dated as of January 31, 2020, between Banco do Nordeste do Brasil S.A., as lender, and TIM S.A., as borrower.

On January 31, 2020, TIM S.A. entered into a credit agreement, or the Credit Agreement, with an aggregate principal amount of R$752.5 million with Banco do Nordeste do Brasil S.A., or BNB to be disbursed in tranches. This credit agreement will be monetarily adjusted by the IPCA rate with one portion (R$325.1 million) bearing interest at 1.4386% and the remaining portion (R$427.4 million) bearing interest at 1.7582%. There is a 15% compliance bonus reduction of the interest rates percentages in case of compliance with certain covenants.

In addition to other standard sections, certain conditions precedent as set forth in the Credit Agreement must be met for the funds to be released, including the execution of bank surety letters in favor of BNB and compliance with contractual obligations under FINAME agreements.

The Credit Agreement shall be repaid in monthly installments, being the first one due on March 15, 2023 and the last one due on February 15, 2028.

In order to guarantee the obligations assumed under the Credit Agreement, TIM S.A. pledges certain telecommunications services receivables in a monthly amount equivalent to at least 5% of the amount under the Credit Agreement.

The funds borrowed under the Credit Agreement must be used exclusively for the project presented to BNB, which includes construction and engineering, assembly and installation of new machines, equipment, industrial systems, components and software updates as well as related computer goods manufactured in Brazil and abroad, accredited by the FINAME.

The Credit Agreement contains standard positive and negative covenants.  For example, TIM S.A. undertakes to abide by all ANATEL regulation that may delay the project being financed by BNB, affect the quality of the services being rendered or TIM S.A.’s ability to pay BNB.

Among others, any of the following would constitute an event of default during the term of the Credit Agreement, for which BNB may require acceleration of the maturity date and repayment: (i) certain negative covenants are not complied with; (ii) there is a final, non-appealable judgment against TIM in connection with slave or child labor or crimes against the environment; (iii) there is a change of control of TIM or other corporate reorganization without BNB’s prior consent or notice within 30 days; (iv) certain obligations set forth in the Credit Agreement are not complied with; or (v) TIM S.A. uses the funds for purposes other than those set forth in the Credit Agreement.

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